EXHIBIT 21

COURIER CORPORATION

SUBSIDIARIES OF REGISTRANT

Registrant has the following subsidiaries:

			% Owned
		Jurisdiction of	By Immediate
Name	Immediate Parent	Incorporation	Parent

Book-mart Press, Inc.	National Publishing Company	Delaware	100%
Courier New Media, Inc.	National Publishing Company	Massachusetts	100%
Courier Companies, Inc.	National Publishing Company	Massachusetts	100%
Courier Kendallville, Inc.	National Publishing Company	Indiana	100%
Courier Properties, Inc.	National Publishing Company	Massachusetts	100%
Courier Publishing, Inc.	National Publishing Company	Massachusetts	100%
Dover Publications, Inc.	National Publishing Company	New York	100%
Research & Education Association, Inc.	National Publishing Company	Delaware	100%
Federal Marketing Corporation, d/b/a Creative Homeowner	National Publishing Company	New Jersey	100%
Moore-Langen Printing Company, Inc	National Publishing Company	Indiana	100%
National Publishing Company	Courier Corporation	Pennsylvania	100%